EXHIBIT B-2

DOUBLELINE FUNDS TRUST

VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states that he has duly executed the attached application dated November 30, 2011 for and on behalf of DoubleLine Funds Trust (the “Trust”), that he is the President of the Trust, that the laws of the jurisdiction of formation or the governing documents of the Trust authorizes a person in the undersigned’s position to sign documents on behalf thereof and that all actions by trustees and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

November 30, 2011

DOUBLELINE FUNDS TRUST

By:	/s/ Ronald R. Redell
Name:	Ronald R. Redell
Title:	President